

Wind Harvest

Harvesting Massive Untapped Wind Markets

CEO: Kevin Wolf





Problem: Turbines Can't Harness All Wind

- A valuable, yet completely unused, renewable energy resource is **mid-level wind** at 15 to 80 feet above the ground.

  - **20% of wind farms worldwide** reside on ridgelines and other terrain where wind <u>funnels and speeds up</u> near the ground.

  - Mid-level wind is often too turbulent for the horizontal drive trains of the large propeller-type turbines to handle.

  - Setback requirements and other limitations to tall structures keep traditional megawatt-size wind energy projects from being permitted on otherwise profitable properties.

  - No technology is on the market that can harvest mid-level wind.

Wind Harvest



Solution: Wind Harvesters

- Our <u>Wind Harvester</u> H-type vertical axis turbines can operate for decades in turbulent wind and open this yet-to-be tapped resource.
  - ○ Placed in wind farms, our turbines can double energy generation while making use of existing roads and infrastructure.
  - ○ We have invested <u>many years of work</u> in designing technology to withstand and capture highly-turbulent, energy-rich mid-level wind.
  - ○ Many properties that cannot secure permits for large, tall turbines can deploy much shorter Wind Harvesters.
- We expect to be the first company to sell turbines to waiting customers with excellent mid-level wind properties.

Wind Harvest

Primary Market: Wind Farms

Currently, wind farms worldwide are only optimized to harness and convert smooth, laminar wind that occurs high above the ground. **Our compact turbines work synergistically under and around traditional turbines to increase each other's energy output.** They cause the [wind to speed up](#) into each other's rotors. Harvesting this mid-layer of wind can double or triple the energy output from the land.

$ The existing wind farm market for Wind Harvesters is at least **$250 billion** and should **double** by 2030.

We estimate 20% of on-shore wind farms in the world will be able to profitably use our turbines.

The land under tall turbines is a massive market currently free of commercial competition.

Building out the best existing wind farms with Wind Harvesters could annually produce the energy for **120 million homes** around the world!



Wind Harvest


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Additional Markets: Reliable Local Energy

Our wind turbines will operate seamlessly in conjunction with solar and energy storage systems, helping residents and businesses avoid blackouts and helping utilities avoid resorting to fossil fuels. Our turbines fit on properties where setback requirements prevent the large propeller-type turbines, typically over 400 feet tall, from being permitted.

- Our turbines, with the help of wind at night, work well with solar and storage to create a more reliable local energy grid.
- Our compact turbines can supply high-energy-using businesses.
- Existing distributed energy suppliers will be able to add our turbines to their projects and potentially increase reliability and profits.

Wind Harvest



Exceptional Attributes: Technology as Innovation

 **Advanced Design** | Wind Harvesters are compact, durable H-type turbines designed to utilize turbulent mid-level winds with a 3-foot gap between their rotors that maximizes land use.

 **Solar Project Synergy** | When combined with batteries and solar, the energy Wind Harvesters produce on windy nights and cloudy days helps make these "hybrid" projects highly reliable producers of low-cost power.

 **Strategic Investments** | Initially we will sell Wind Harvesters to projects that we develop while making use of available tax credits and incentives. When our technology becomes bank-financeable, the projects will be refinanced or sold providing more capital for growth.

 **Durable Products** | Wind Harvesters are designed to have a lifespan exceeding 40 years. Their aircraft aluminum blades, and galvanized steel rotors and towers can last for generations and are fully recyclable.

 **Wildlife Friendly** | Three-dimensional H-type turbines should be easily seen and avoided by birds and bats. We will use high-tech motion detection and avoidance technology in our projects until this hypothesis is fully proven.

Wind Harvest

Wind Harvest: First to the Future

Wind Harvest is the first company to make significant progress toward commercializing utility-scale turbines designed for turbulent mid-level wind conditions.

In addition to being on track to achieve the final step in the commercialization process, Technology Readiness Level 9 (bank financing of projects), Wind Harvest benefits from new patents soon to be pending, proprietary computer models, and a highly experienced engineering team.



Model 2.0, Finland — TRL 5

Model 3.0, Denmark — TRL 6

Model 3.1, Texas — TRL 7

Model 4.0, Texas — TRL 8

Wind Harvest

Entering the Market: A Growth Roadmap

Wind Harvest expects to complete the certification and commercialization process of its first model Wind Harvester by the end of 2023. To prepare for the transition from testing to production, we have established a roadmap of key targets we expect to hit to ensure maximum market penetration.



2022

Q2/Q3
- Complete design and start ordering two Model 4.0 Wind Harvesters.
- Confirm model accuracy with Model 3.1 data.

Q4
- Use Model 3.1 to test less expensive brakes and power converters.
- Close $2.5 million offering under RegCF/506(c).
- Close Series B raise.

2023

Q1
- Ship two Model 4.0 turbines for certification.
- Install LiDAR and collect wake data.
- Start a new $2.5 million crowdfunding offering.

Q2
- Start bird and bat studies with 24/7 motion detection technology.
- Complete installation and commission of pair of Model 4.0 turbines.
- Certify for performance and acoustics.

Q3
- Order 50 turbines for four projects to be shipped by end of year.
- Complete U.S. Small Wind certification.

Wind Harvest

Values & Projections

	2023	2024	2025	2026	2027
Turbines sold to WH Projects	46	100	360	1050	2700
Turbines Sold to Customer/Distributors	4	50	360	1050	2700
Turbines Sold to Manufacturing Licensees	0	0	0	525	3938
MWs Installed Globally	3.5	10.5	50	184	654
Total Projected Revenues*	$14	$42	$175	$471	$1054
Projected EBIDTA to WH*	-$2.5	-$1.9	$8.9	$72	$227

*Dollar amounts are in **Millions**

Near-Limitless Scalability

We can source components for Wind Harvesters from many suppliers and have them built in more than one factory. As a result, we don't expect manufacturing to limit our growth. There are also many qualified project developers and construction companies that can install our products. The biggest potential limiting factor is a lack of capital. That can now be overcome with crowdfunding and a world of investors hungry to use their capital to make a difference.

Wind Harvest


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Last Funded April 2021
$1,470,866
raised from 1,402 investors
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Momentum: A Steady March Forward

We've finished data collection for the pilot project step in the commercialization process (Technology Readiness Level 7 of 9). We have started ordering long-lead-time components for two Model 4.0 Wind Harvesters, and are on track to finish TRL 8, international certification in the first half of 2023. Our crowdfunding and other capital raises will finance our projects until banks use our turbines as collateral on loans. The final step (TRL 9) is completed when that happens, expected in 2024-25.

Over 1400 investors backed Wind Harvest via our Reg CF crowdfunding campaign, which closed with $1,470,766 raised in April 2021. An additional $446,000 was raised in the accompanying 506(c) offering.

Wind Harvest

Wind Harvest: Expected Project Pipeline

Project Name	Location	Initial Project Owner	2023	2024	2025
St. Lucy 1,2,3	Barbados	WH Barbados LTD	16	60	200
NZ Projects 1,2,3	New Zealand	Potential Licensee	14	40	100
Various	Scotland	WH Scotland LTD	-	10	60
Simpson Ridge 1,2	Wyoming	Clean Energy Holdings	4	-	200
Frost Peak Demonstration	California	WH Frost Peak, LLC	2	-	24
Solano Hybrid Projects 1,2	California	WH Solano LLC	14	14	56
Other New Prospects	Worldwide	Various	-	26	80
Total Turbines in Pipeline			**50**	**150**	**720**

Wind Harvest

Wind Harvest: Financial Projections ($ Millions)

OPERATIONS	2022	2023	2024	2025	2026	2027	2028
• Revenues	$-	$14	$41.8	$175.2	$471	$1,054	$3,037
• EBITDA	-	(2.5)	(1.9)	8.9	71.9	227.4	833.7
• Net Income (Loss)	$-	$(3.4)	$(3.2)	$6.5	$57.8	$172.9	$646.7
CASH FLOWS							
• Operations	$(4.9)	$(4.8)	$(4.6)	$6.9	$61.7	$168.7	$ 603.1
• Capital Expenditures	(.089)	(.730)	(1.6)	(5.3)	(9.4)	(10.5)	(15.2)
• Investments in Development Projects,Net	-	(14.6)	4.1	(2.5)	(22.8)	(49.8)	(140.9)
• Equity Financing Proceeds	9.3	15	-	-	-	-	-
• Net Borrowings (Repayments)	5.4	.320	4.6	8.6	22.9	32	125.8
• Dividends Paid to Stockholders	-	-	-	-	-	(80)	(380)
ENDING CASH AVAILABLE	**$9.8**	**$4.9**	**$7.3**	**$15.1**	**$67.7**	**$128**	**$320.8**

Wind Harvest

Competition



Co-opetition

Potential Competition

Wind Harvest follows technologies and companies that might influence the potential H-type wind turbine market. Based on research, none of them yet has reached Technology Readiness Level 6, a full-scale prototype of a wind farm-scale turbine.

Scaling with Strategic Alliances

Due to the growth opportunities, we expect utility-scale manufacturers such as GE and Vestas to enter the field. One of the least expensive, fastest, and most profitable paths into this massive market is through **"co-opetition"** with us - starting with licensing our technologies, including our aeroelastic computer models. We are aggressively developing and protecting our technology to stay ahead of and encourage potential competitors to cooperate and collaborate with us rather than "go it alone" and invest tens of millions to duplicate what we've accomplished.

Wind Harvest



Use of funds:

- 2% Interest on WHPP Notes $588,898
- 6% Sales & Marketing $1,714,008
- 8% Net Cash Used for Operations $2,111,368
- 4% Project Development $1,045,856
- 3% Capital Expenditures $791,766
- 53% Investments in Pilot Projects $14,625,000
- 8% General & Administrative Expenses $2,204,530
- 16% Product Development & Optimization $4,451,610

Growth: Investment Opportunities

Wind Harvest is financing its continuing development, operations, and growth through two **$2.5 Million** offerings under Reg CF and Rule 506(c); a soon-to-be-completed Series A-1 Round; and a **$8 Million** Series B Round later this year.

Proceeds from these financings will be used to:

- Install and certify two Model 4.0 turbines.

- Advance new turbine models.

- Provide equity to help leverage projects to advance through TRL 9, the final step in the commercialization process.

- File additional new patents.

- Create a sales and distribution network.

- Grow the Company.

Wind Harvest





What We Know: A Reason to Invest

First-to-market mid-wind turbine.

Wind Harvest is on track to have the first utility-scale turbine for turbulent mid-level winds. This would give us a strong first-mover advantage with strong patent and intellectual property protection and projects in our pipeline.

Technology ready to make a difference.

With years of research and development, our turbines are poised to complete TRL 8 (certification) in 2023 and TRL 9 (bank financeable) in 2024-25. Our new technology will allow customers and licensees to produce lower cost and more reliable renewable energy to benefit their local economies and people.

Wind farm owners want our technology.

They have already paid for the land, roads and infrastructure. Every wind farm owner with excellent mid-level wind resources wants turbines that can safely be installed under their existing fleets of traditional turbines and often double or more the energy output from their properties. It is low hanging fruit.

Wind Harvest

Exit Strategies:
Achieving Stockholder Liquidity

"Think big. Be ethical, practical and strategic."

Wind Harvest is on a path to raise about **$30 million** over the next 18 months to finance **$50 Million** in projects that buy 200 Wind Harvester turbines. In 2024 or 2025, Wind Harvest will be well-positioned to consider the following liquidity opportunities:



IPO

If we achieve **$150 Million** in revenues in 2025, there should be a strong interest in a **$100+ Million** IPO that would allow our stockholders to sell their shares on a publicly traded platform.



Strategic Buyer

This is a good option if it increases the world's ability to build out mid-level wind resources even faster. Access to capital and other resources that a buyout by a big company brings could be the best way to rapidly make that happen.



Private Exchanges

We could start paying dividends with capital from refinancing our projects and our positive internally generated cash flows. This strategy should accelerate demand for shares through private company markets.

Wind Harvest

Meet the Passion Behind the Product



Kevin Wolf
CEO and Co-Founder

Mr. Wolf served as COO where he facilitated the engineering team that developed the Wind Harvester 3.1 and led the project development program. Starting as CEO in 2019, he organized and led the crowdfunding campaign in 2020 and 2021. He volunteers as chair of the CA Clean Money Action Fund which focuses on increasing transparency and fairness in elections.

Christine Nielson
President, Wind Harvest Pilot Project
Board Member, Wind Harvest International

Cornelius Fitzgerald
CFO, Wind Harvest Pilot Project
Board Member, Wind Harvest International







Wind Harvest



Wind Harvest

Ready to Invest?



Kevin Wolf | Chief Executive Officer & Co-Founder

 kwolf@windharvest.com

 (855) 437-7744

 windharvest.com

